FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-184476

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

SUPPLEMENT NO. 10 DATED DECEMBER 23, 2014

TO THE PROSPECTUS DATED FEBRUARY 6, 2014

This document supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT II, Inc. dated February 6, 2014, Supplement No. 7 dated October 28, 2014, Supplement No. 8 dated November 18, 2014 and Supplement No. 9 dated December 3, 2014. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT II, Inc. and, as required by context, RRE Opportunity OP II, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purposes of this supplement are to disclose:

•	the status of our public offering;

•	our acquisition of a multifamily community located in Fort Worth, Texas;

•	our entry into a mortgage loan in connection with our acquisition of a multifamily property; and

•	the renewal of the advisory agreement with our advisor.

Status of the Offering

We commenced this initial public offering of shares of our common stock on February 6, 2014. As of December 19, 2014, we had accepted aggregate gross offering proceeds of approximately $36.7 million related to the sale of 3.7 million shares of common stock, including shares sold pursuant to our distribution reinvestment plan. As of December 19, 2014, approximately 96.3 million shares of our common stock remain available for sale in our primary offering, and approximately 9.9 million shares of our common stock remain available for issuance under our distribution reinvestment plan.

We have broken escrow with respect to subscriptions received from all states except Pennsylvania, which has a minimum offering amount of $50 million. Until we have raised the minimum offering amount for Pennsylvania, Pennsylvania investors should continue to make their checks payable to “UMB Bank, NA, as Escrow Agent for Resource Real Estate Opportunity REIT II, Inc.”

Property Acquisition

On December 19, 2014, we, through a wholly owned subsidiary, purchased a multifamily community located in Fort Worth, Texas (the “Fort Worth Property”) from an unaffiliated seller. The Fort Worth Property is a multifamily community with 360 units located on an approximately 24-acre site with amenities, including but not limited to a resort style swimming pool, outdoor kitchen and fireplace, 24-hour state of the art fitness center, media and entertainment center, business center, pet park, attached garages and additional covered parking. The Fort Worth Property was constructed in 1999 and is currently 96% leased.

The contract purchase price for the Fort Worth Property was $47.0 million, excluding closing costs. We funded the purchase price with proceeds from our initial public offering and debt proceeds. In connection with the acquisition, we paid to our advisor an acquisition fee of $946,216, which is 2.0% of the cost of the property, including acquisition expenses and the debt attributable to the acquisition. We believe that the Fort Worth Property is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to the Fort Worth Property. We intend to renovate all of the unit interiors to include stainless steel appliances, new cabinet boxes and doors, faux wood flooring and new carpeting. We also intend to install washer/dryers in all of the units. We will also renovate the leasing center, upgrade the existing swimming pool, install a new playground and dog park, and upgrade site lighting. Additionally, we anticipate replacing the roof and repairing the siding.

Mortgage Loan

On December 19, 2014, in connection with our acquisition of the Fort Worth Property, we, through a wholly owned subsidiary, entered into a 10-year secured mortgage loan with M&T Realty Capital Corporation, an unaffiliated lender, for borrowings of approximately $31.1 million secured by the Fort Worth Property (the “Mortgage Loan”). The Mortgage Loan matures on January 1, 2025. The Mortgage Loan bears interest at a floating rate of one-month LIBOR plus 1.285%. Monthly payments are initially interest only. Beginning with the February 1, 2017 payment, monthly payments will include repayments of principal in the amount of approximately $53,683 per month plus interest. Any remaining principal balance and all accrued and unpaid interest and fees will be due at maturity. We may prepay the Mortgage Loan in full any time after December 31, 2015 and before September 30, 2024 subject to a prepayment premium of 1.0% of the principal being repaid. No prepayment premium need be paid in connection with a prepayment made on or after September 30, 2024.

Renewal of Advisory Agreement

Effective December 20, 2014, we renewed our advisory agreement with our advisor. The renewed advisory agreement is effective through December 19, 2015; however, either party may terminate the renewed advisory agreement without cause or penalty upon providing 60 days’ written notice. The terms of the renewed advisory agreement are identical to those of the advisory agreement that was previously in effect through December 19, 2014.